
SE   18005533   √



A.....~... .~~................T

FORM X-17A-5
~~Received~~
PART III FEB 26 2018

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
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SEC FILE NUMBER

8- 66519

FACING PAGE   WASH, D.C.

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2017__ AND ENDING __12/31/17__

                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Orr Group, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

110 South Stratford Road, Suite 402

(No. and Street)

Winston Salem   North Carolina   27104
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Laney G. Orr, III   (336) 722-7881
                                                       (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elliott Davis

(Name – *if individual, state last, first, middle name*)

100 East Broad Street, Suite 500   Greenville   South Carolina   29606
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Laney G. Orr, III__ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__The Orr Group, LLC__ , as
of __December 31__ , 20 __17__ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

```
TAMMY S HINKLE
NOTARY PUBLIC
Forsyth County
North Carolina
My Commission Expires Apr. 20, 2020
```

_____
Signature

__MANAGING DIRECTOR__
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The Orr Group, LLC

Report on Financial Statements

For the year ended December 31, 2017

(Pursuant to paragraph (d) of rule 17a-5 of the
Securities Exchange Act of 1934)

The Orr Group, LLC
Contents



<center>**Report of Independent Registered Public Accounting Firm**</center>

To the Officers
The Orr Group, LLC
Winston-Salem, North Carolina

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of The Orr Group, LLC (the "Company") as of December 31, 2017, and the related statement of operations, changes in member's equity and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented

in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule 1 – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

Elliott Davis, PLLC

Greenville, South Carolina
February 16, 2018

The Orr Group, LLC
Statement of Financial Condition
As of December 31, 2017

Assets

Current assets:

Cash	$	168,291
Reimbursable expenses		8,082
Prepaid expenses		5,311
Total current assets		181,684

Property and equipment:

Computer and software	33,392
Office furniture and equipment	3,742
	37,134
Less: accumulated depreciation	(37,126)
Total property and equipment	8
Total assets	$ 181,692

Liabilities and Member's Equity

Current liabilities:

SIPC payable	$	660
Accounts payable		257
Payroll liabilities		126
Total current liabilities		1,043

Member's equity:

	180,649
Total liabilities and member's equity	$ 181,692

See Notes to Financial Statements

The Orr Group, LLC
Statement of Operations
For the year ended December 31, 2017

Revenues:		
Commissions	$	6,066,189
Total income		6,066,189
Expenses:		
Advertising and marketing		2,930
Consulting		25,705
Depreciation		1,119
Dues and subscription		76,593
Employee compensation		435,335
Insurance		78,096
Legal representation		1,950
Meals and entertainment		22,239
Office rent		53,858
Office supplies		11,436
Payroll taxes		21,671
Postage and delivery		4,267
Professional fees		21,730
Property tax		140
Repairs and maintenance		11,248
Simple plan matching contribution		1,007
Telephone		5,095
Travel		53,729
Workers' compensation insurance		3,058
Total expenses		831,206
Net income	$	5,234,983

See Notes to Financial Statements

The Orr Group, LLC

Statement of Changes in Member's Equity
For the year ended December 31, 2017

Balance, December 31, 2016	$	56,480
Contribution from members		145,000
Distributions to members		(5,255,814)
Net income		5,234,983
Balance, December 31, 2017	$	180,649

The Orr Group, LLC
Statement of Cash Flows
For the year ended December 31, 2017

Cash flows from operating activities:	
Net income	$ 5,234,983
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Depreciation	1,119
Cash flows from changes in:	
Reimbursable expenses	1,721
Prepaid expenses	1,138
Current liabilities	(54)
Net cash provided by operating activities:	5,238,907
Cash flows from financing activities:	
Contribution from members	145,000
Distributions to members	(5,255,814)
Net cash used by financing activities:	(5,110,814)
Net inccrease in cash	128,093
Cash at beginning of year	40,198
Cash at end of year	$ 168,291
Supplemental disclosure of cash flow information:	
Cash paid for:	
Interest	$ -

See Notes to Financial Statements

Note 1. Summary of Significant Accounting Policies and Activities

These financial statements were prepared in conformity with the basis of accounting principles generally accepted in the United States of America. The more significant of these principles used are described as follows:

Business activity and regulation:

The Orr Group, LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a North Carolina limited liability company licensed in Arkansas, Delaware, Florida, Indiana, North Carolina, New Mexico, New York, Pennsylvania, South Carolina, Texas, Virginia, Wisconsin, and West Virginia. The Company's revenue is generated principally by fees for facilitating mergers and acquisitions and the related consulting fees for business valuations.

The Company uses the accrual method of accounting.

Cash:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash.

Property, equipment and depreciation:

Property and equipment are carried at cost. Expenditures for maintenance and repairs, which do not improve or extend the life of an asset, are charged to expense as incurred. Major renewals and betterments are capitalized. Depreciation expense is computed using the straight line over the estimated useful lives of the assets as follows:

Computer and software	3-5 years
Office furniture and equipment	7 years

Depreciation expense for the year ended December 31, 2017 totaled $1,119.

Maintenance and repairs of property and equipment are charged to operations. Upon retirement, sale, or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any related gain or loss is included in operations. At December 31, 2017, management deemed there was no impairment on property and equipment.

Note 1. Summary of Significant Accounting Policies and Activities, Continued

Revenue:

The Company records commission income upon the successful closing of a merger or acquisition evidenced by the receipt of its commission payment.

For the year ended December 31, 2017 all commissions were earned from nine customers.

Advertising and marketing cost:

The Company expenses the cost of advertising and marketing as they are incurred. Advertising and marketing expense was $2,930 for the year ended December 31, 2017.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Limited Liability Company:

The membership interests are divided into two classes - Class A and Class B. All interests are identical in terms of all powers, preferences and rights, except voting rights. Class B interest shall be non-voting, under all circumstances. As of December 31, 2017 there were no Class B interests.

Fair value of assets and liabilities:

The carrying amounts of all financial instruments approximate their estimated fair values in the accompanying statement of financial condition.

Recently issued accounting pronouncements:

Accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company's financial position, revenue recognition, results of operations or cash flows.

Note 2. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of a minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017 the Company had net capital of $167,248 which was $162,248 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.006 to 1 at December 31, 2017.

Note 3.   Income Tax Status

The Company is classified as a partnership for federal income tax purposes. Accordingly, no provision for income taxes is made in the financial statements of the Company. Taxable income or loss is reported in the income tax returns of its member.

Management has determined that the Company has no uncertain tax positions that would require the Company to record a liability for unrecognized tax benefits. The Company's income tax returns have not been examined. The Company's management believes that only the returns for the years ended December 31, 2017, 2016, and 2015 are subject to examination by state and federal jurisdictions.

Note 4.   Operating Lease

The Company entered into a lease commitment under a non-cancelable operating lease for its office space commencing on December 1, 2011 and expiring November 30, 2013 and the first extension expired November 30, 2015. The original lease commitment was again extended from December 1, 2015 to November 30, 2018. Rent expense for the year ended December 31, 2017 was $53,858.

The operating lease obligations for the term of the lease are as follows:

2018	$	50,724

Note 5.   Concentration of Credit Risk

The Company places its cash and cash equivalents on deposit with financial institutions insured by the Federal Deposit Insurance Corporation (FDIC), in the United States. At times, balances may exceed insurable limits.

Note 6.   Simple Retirement Plan

The Company implemented a simple retirement plan during 2005. Under the terms of the plan, participants are entitled to contribute up to the maximum allowable amount not to exceed the limits established by the Internal Revenue Code. The Company matches up to 3 percent of the employee salary deferred contributions and 3 percent of self-employed earnings for the members/owners.

For the year ended December 31, 2017, the Company's matching contributions were $1,007.

Note 7.   Commitments and Contingencies

The Company is subject to various claims and legal proceedings arising in the normal course of business. Management believes that, as a result of its legal defenses, none of the actions, if determined adversely, should have a material effect on the financial condition or results of operations of the Company, although no assurance can be provided that the Company will not incur a loss.

Note 8. Subsequent Events

Subsequent events are events or transactions that occur after the balance sheet date but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements. Nonrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date.

On January 3, 2018, the Company made a formal request to terminate its registration and license with FINRA. The Company elected to make this request since at the current time the Company only sells businesses and does not take custody of any customer monies, and has been advised that membership in FINRA is no longer necessary. The Company will not terminate its FINRA registration unless the termination does not impact the Company's ability to continue to provide these services. The termination request is pending approval.

Supplementary Information

The Orr Group, LLC

Computation of Net Capital
Under Rule 15c3-1 of the Securitites and Exchange Commission
As of December 31, 2017

Net capital:

Total members' equity	$ 180,649
Deduct members' equity not allowable for net capital	-
Total members' equity qualified for net capital	180,649

Add:

Subordinated borrowings in computation of net capital	-
Other (deductions) or allowable credits	-
Total capital and allowable subordinated borrowings	180,649

Deductions and/or charges:

Nonallowable assets:	
Furniture and equipment at cost net of accumulated depreciation	8
Reimbursable expenses	8,082
Prepaid expenses	5,311
Total nonallowable assets	13,401
Net capital	$ 167,248

Aggregate indebtedness:

Items included in the statement of financial condition:	
Accounts payable and accrued expenses	1,043
Total aggregate indebtedness	$ 1,043

Computation of basic net capital requirement:

Minimum net capital required (6 2/3% of aggregate indebtedness)	70
Minimum dollar net capital requirement of reporting broker-dealer	5,000
Net capital requirement	$ 5,000

Ratio: Aggregate indebtedness to net capital	0.006 to 1

Reconciliation of the computation of net capital to the unaudited FOCUS,
Part IIA Under Rule 15c3-3 of the Securities and Exchange Commission
as of December 31, 2017:

There were no reconciling items for 2017

 **elliott davis**

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Officers
The Orr Group, LLC
Winston-Salem, North Carolina

We have reviewed management's statements, included in the accompanying Statement of Exemption from Rule 15c3-3, in which *(a)* The Orr Group, LLC (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 based on section (k)(2)(i) (the "exemption provisions") and *(b)* The Orr Group, LLC stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Orr Group, LLC's management is responsible for compliance with the exemption provisions and its statements

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

Elliott Davis, PLLC

Greenville, South Carolina
February 16, 2018

The Orr Group, LLC
Exemption Report
As of December 31, 2017

SEC Rule 17a-5 requires a broker or dealer that claimed it was exempt from SEC Rule 15c3-3 throughout the most recent fiscal year to file an exemption report containing the following statements ("assertions"):

a) The Orr Group, LLC is exempt from SEC Rule 15c3-3 based on rule (k)(2)(i) – "Special Account for the Exclusive Benefit of customers".

b) The Orr Group, LLC met the exemption provisions throughout the most recent fiscal year without exception.

The Orr Group, LLC

Name: Laney Orr, III
Title: Managing Member
February 12, 2018

 **elliott davis**

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Officers
The Orr Group, LLC
Winston-Salem, North Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by The Orr Group, LLC (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2017, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

a. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries in the general ledger, noting no differences.

b. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2017, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences.

c. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

d. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Elliott Davis, PLLC

Greenville, South Carolina
February 16, 2018

General Assessment Reconciliation

For the fiscal year ended **12/31/2017**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

```
10*10****1791*************MIXED AADC 220
66519   FINRA   DEC
THE ORR GROUP LLC
ATTN JUDY BULLARD
110-S STRATFORD RD STE 402
WINSTON SALEM, NC 27104-4244
```

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2)

$ __9099.28__

B. Less payment made with SIPC-6 filed (exclude interest)

__7/14/17__
Date Paid

(__8439.08__)

C. Less prior overpayment applied

(_____)

D. Assessment balance due or (overpayment)

__660.20__

E. Interest computed on late payment (see instruction E) for _____days at 20% per annum

_____

F. Total assessment balance and interest due (or overpayment carried forward)

$ __660.20__

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above)

$ __660.20__

H. Overpayment carried forward

$(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Orr Group, LLC
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Managing Director
(Title)

Dated the 23rd day of January, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
Postmarked   Received   Reviewed

Calculations _____

Documentation _____

Forward Copy _____

Exceptions:

Disposition of exceptions:

Item No.

2a. Total revenue (FOCUS Line 12, Part IIA Line 9, Code 4030)

$ 6066189

2b Additions.
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and
        predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net
        profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit
        investment trust, from the sale of variable annuities, from the business of insurance, from investment
        advisory services rendered to registered investment companies or insurance company separate
        accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with
        securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and
        (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less
        from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue
        related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business.
        (See Instruction C):

        _____
        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13,
            Code 4075 plus line 2b(4) above) but not in excess
            of total interest and dividend income. $_____

       (ii) 40% of margin interest earned on customers securities
            accounts (40% of FOCUS line 5, Code 3960). $_____

            Enter the greater of line (i) or (ii)

            Total deductions

2d. SIPC Net Operating Revenues $ 6066189

2e. General Assessment @ .0015 $ 9099.28
                                                            (to page 1, line 2.A.)

2